UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0308

         DIVISION OF
CORPORATION FINANCE



Mail Stop 03-08

July 21, 2005

Bruce Zurlnick
Senior Vice President, Treasurer and Chief Financial Officer
Finlay Enterprises, Inc.
529 Fifth Avenue
New York, NY  10017

	Re: 	Finlay Enterprises, Inc.
      Finlay Fine Jewelry Corporation
		Form 10-K for the Fiscal Year Ended January 29, 2005
		Form 10-Q for the Fiscal Quarter Ended April 30, 2005
		File No.  0-25716

Dear Mr. Zurlnick:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 6.  Selected Consolidated Financial Data, page 15

1. We note that you present non-GAAP financial measures on a per share basis. In future filings, please revise your disclosures to omit non-GAAP measures on a per share basis. See ASR 142 as well as
Question 11 from the Frequently Asked Questions Regarding the Use of
Non-GAAP Financial Measures, which can be found on the SEC website.

2. We note that the term pro forma is generally associated with
Article 11 of Regulation S-X. Please change the term pro forma to another term, such as "adjusted EBITDA", and "adjusted income from continuing operations".

3. With regard to footnote (3), make sure your disclosure in future filings quantifies the impact on gross margin of the change in accounting principle.

4. With regard to footnote (9), you state that you present EBITDA as it, "provides additional information for determining our ability to meet future debt service requirements." This implies that EBITDA is used as a liquidity measure. If EBITDA is a liquidity measure, Item
10(e)(1)(i) of Regulation S-K requires you to reconcile the measure with the most directly comparable financial measure calculated and presented in accordance with GAAP. You include a reconciliation of
EBITDA to Income from operations as a financial measure, but if EBITDA is also used as a liquidity measure, you should reconcile to operating cash flows or whatever directly comparable cash flow measure exists in GAAP.

5. Since you indicate that you use pro forma EBITDA and pro forma net income as measures of performance, please revise your filing to include the following items:

* The manner in which management uses the non-GAAP measure to conduct or evaluate its business;
* The economic substance behind management`s decision to use such a measure;
* The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
* The manner in which management compensates for these limitations when using the non-GAAP financial measure; and
* The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

See Question 8 from the Frequently Asked Questions Regarding the
Use
of Non-GAAP Financial Measures, which can be found on the SEC website.

Critical Accounting Policies, page 33

6. Your discussion of critical accounting policies should include quantification of the underlying accounts and a discussion of changes and trends associated with the underlying accounts. For example, your discussion of merchandise inventories should quantify the amount of expenses that you recorded in each period for allowances and discuss any trends or significant changes. Your discussion of asset impairments should discuss any impairments incurred as well as the reasons for significant changes and trends. Your discussion of revenue recognition should highlight any changes in historical sales return rates or the lack of any changes.

7. It is not clear why vendor allowances would constitute a critical accounting policy. Please tell us what significant judgment and estimates are required in your accounting for vendor allowances. Your current disclosure conveys a general business risk that you may not receive favorable pricing from vendors. Such disclosure may be more appropriate elsewhere in your filing. Additionally, to the extent that there have been significant changes in allowances received from vendors, these changes should be quantified and discussed in the management`s discussion and analysis section of your filing.

8. Your discussion of your policy for goodwill is vague and it is not clear that you adhere to the requirements of SFAS 142. Specifically, you state that goodwill impairment may result if your future cash flows are not sufficient to permit recovery of the carrying value. We note that goodwill impairment is assessed by a comparison of the carrying amount with fair value. Furthermore, there are different methods used to assess fair value, one of which is to use discounted future cash flows. Your disclosure should be revised to more specifically address the requirements of SFAS 142, and significant changes in the fair value of your goodwill during the periods presented and the significant estimates and judgments that are required (e.g. it is difficult to asses the fair value of your goodwill and typically requires an analysis of discounted cash flows which necessitates estimates of future cash flows and the use of an appropriate discount rate).

Item 7A. Quantitative and Qualitative Disclosures About Market
Risk,
page 38

9. Revise your discussion of commodity risk to comply with one of the three disclosure alternatives permitted by Regulation S-K Item
305.
These disclosure alternatives include a tabular presentation, a sensitivity analysis, or value at risk disclosures.

Item 15.  Exhibits, Financial Statement Schedules, page 50

General

10. We note that you have several product categories for which discrete financial information is available. Tell us, and disclose in future filings, how you identify the enterprise`s reportable segments, including the basis of organization and whether operating segments have been aggregated. See paragraph 10 of FAS 131 for the definition of an operating segment and paragraphs 25-26 for disclosure requirements.


Note 3 - Merchandise Inventory, F-12

11. We note that you changed your method of determining price indices used in the valuation of LIFO inventories during the third quarter of
2004. Please explain to us further why the newly adopted internally developed indices are preferable over the previously selected producer price indices published for jewelry and watches by the BLS.
See paragraph 17 of APB 20. Additionally, it is unclear from your disclosure if you account for this change as a change in accounting principle or change in accounting estimate. If you account for the accounting change as a change in accounting principle, make sure your disclosure specifically states so and follows the disclosure guidelines of paragraphs 18-30 of APB 20.

12. Please include Schedule II for all valuation and qualifying accounts in accordance with Rules 5-04 and 12-09 of Regulation S-X.
Specifically, if material, include a Schedule II for the allowance for obsolete inventory and any other valuation and qualifying accounts held by the Company.

Note 14 - Department Closings, F-24

13. We note that you closed stores as a result of the divestiture of
Lord & Taylor by May. Tell us if you classified the results of operations from these stores as results from continuing operations or discontinued operations in the periods presented. It appears that you determined the store level is the lowest level at which the operations and cash flows are clearly distinguished through the classification of results as discontinued operations related to the
Burdines department stores closings.  See paragraphs 41-43 of FAS
144.

*	*	*	*

      Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Dave Irving, Staff Accountant, at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-
3841
with any other questions.

Sincerely,



Michael Moran
Branch Chief
??

??

??

??

Mr. Bruce Zurlnick
Finlay Enterprises, Inc.
July 21, 2005
Page 5 of 5


5